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UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

The AES Corporation	)	File No. 70-9779

Certificate Pursuant to Rule 24 and Release No. 35-27363
Under the Public Utility Holding Company Act of 1935

        On March 23, 2001, the Securities and Exchange Commission ("SEC") issued an order, Release No. 35-27363 in File No. 70-9779 ("Exemption Order"), granting an exemption under Section 3(a) of the Public Utility Holding Company Act of 1935, as amended, to The AES Corporation ("AES") in relation to its proposed acquisition of IPALCO Enterprises, Inc. ("IPALCO"), which has a public-utility subsidiary company, Indianapolis Power & Light Company ("IPL"). The Exemption Order required AES to file certain certificates (as described in the Exemption Order) under Rule 24 within 60 days of the close of each calendar quarter for a period of two years beginning March 31, 2001 and every six months thereafter. A certificate complying with the Exemption Order is set forth below (as an attachment) for the period ending March 31, 2005.

Respectfully submitted,
/s/ EARLE H. O'DONNELL Earle H. O'Donnell Andrew B. Young Hugh E. Hilliard
Dewey Ballantine LLP 1775 Pennsylvania Avenue, N.W. Washington, D.C. 20006

Dated: May 31, 2005

The AES Corporation
SEC Filing Pursuant to Section 3(a)(5) Exemption Order
Period Ended March 31, 2005

Item (1) per Exemption Order (statements attached):

1)
Pro Rata Consolidated Statement of Operations of The AES Corporation for the 12 months ended March 31, 2005

2)
Pro Rata Consolidated Balance Sheet of The AES Corporation at March 31, 2005

3)
Statement of Consolidated Income of IPALCO for the 12 months March 31, 2005

4)
Statement of Income of IPL for the 12 months ended March 31, 2005

5)
Consolidated Balance Sheet of IPALCO at March 31, 2005

6)
Balance Sheet of IPL at March 31, 2005

THE AES CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS
(INCLUDES IPALCO)
FOR THE TWELVE MONTHS ENDED MARCH 31, 2005
PRO RATA BASIS(1)
(Unaudited)

Twelve Months Ended 3/31/2005
($ in millions)
REVENUES:
Sales and services	$7,081
OPERATING COSTS AND EXPENSES:
Cost of sales and services	4,925
Selling, general and administrative expenses	169

Total operating costs and expenses	5,094

OPERATING INCOME	1,987
OTHER INCOME AND (EXPENSE):
Interest expense, net	(1,318)
Other income (expense), net	57
Foreign currency transaction losses	(122)

INCOME BEFORE INCOME TAXES	604
Income tax (benefit) expense	179

INCOME FROM CONTINUING OPERATIONS	425
Income from operations of discontinued components (net of income taxes)	46

NET INCOME	$471

(1)
In accordance with the analysis used in the order requiring filing of this certificate, this table is calculated on a proportional consolidation basis whereby AES' subsidiaries are included by multiplying each applicable line item from the statement of operations of each AES subsidiary times AES' percentage ownership interest in such subsidiary.

THE AES CORPORATION

CONSOLIDATED BALANCE SHEET
(INCLUDES IPALCO)
MARCH 31, 2005
($ in millions, unaudited)

ASSETS
Current Assets:
Cash and cash equivalents	$1,555
Restricted cash	334
Short-term investments	57
Accounts receivable, net of reserves	1,547
Inventory	413
Deferred income taxes—current	193
Prepaid expenses	116
Other current assets	681

Total current assets	4,896
Property, Plant and Equipment:
Land	783
Electric generation and distribution assets	22,463
Accumulated depreciation and amortization	(5,530)
Construction in progress	1,107

Property, plant and equipment, net	18,823
Other Assets:
Deferred financing costs—net	496
Investments in and advances to affiliates	684
Debt service reserves and other deposits	678
Goodwill—net	1,422
Deferred income taxes—noncurrent	798
Other assets	1,866

Total other assets	5,944
Total assets	$29,663

THE AES CORPORATION

CONSOLIDATED BALANCE SHEET
(INCLUDES IPALCO)
MARCH 31, 2005
($ in millions, unaudited)

LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$1,106
Accrued interest	409
Accrued and other liabilities	1,686
Recourse debt—current portion	146
Non-recourse debt—current portion	1,748

Total current liabilities	5,095
Long-term Liabilities:
Recourse debt	5,016
Non-recourse debt	11,435
Deferred income taxes	729
Pension liabilities and other-post retirement liabilities	869
Other long-term liabilities	3,108

Total long-term liabilities	21,157
Minority interest	1,663
Stockholders' Equity:
Common stock—$.01 par value—1,200 million shares authorized, 653 million shares issued and outstanding	7
Additional paid-in capital	6,368
Accumulated deficit	(680)
Accumulated other comprehensive loss	(3,947)

Total stockholders' equity	1,748
Total	$29,663

IPALCO ENTERPRISES, INC. and SUBSIDIARIES
Consolidated Statement of Income
($ In Thousands)
(Unaudited)

For the Twelve Months Ended March 31, 2005
ELECTRIC UTILITY OPERATING REVENUES	$897,006
UTILITY OPERATING EXPENSES:
Operation:
Fuel	192,302
Other operating expenses	136,597
Power purchased	16,694
Maintenance	76,236
Depreciation and amortization	129,629
Taxes other than income taxes	34,978
Income taxes—net	95,242

Total operating expenses	681,678

UTILITY OPERATING INCOME	215,328

OTHER INCOME AND (DEDUCTIONS):
Allowance for equity funds used during construction	1,396
Loss on sales of assets, net	(2)
Other—net	(2,878)
Income tax benefit—net	28,191

Total other income (deductions)—net	26,707

INTEREST AND OTHER CHARGES:
Interest on long-term debt	112,922
Other interest	604
Allowance for borrowed funds used during construction	(1,563)
Amortization of redemption premiums and expense on debt-net	2,683
Preferred dividends of subsidiary	3,213

Total interest and other charges—net	117,859

NET INCOME	$124,176

INDIANAPOLIS POWER & LIGHT COMPANY
Statement of Income
($ In Thousands)
(Unaudited)

For the Twelve Months Ended March 31, 2005
OPERATING REVENUES	$897,006
OPERATING EXPENSES:
Operation:
Fuel	192,302
Other	136,597
Power purchased	16,694
Maintenance	76,236
Depreciation and amortization	129,629
Taxes other than income taxes	34,978
Income taxes—net	95,242

Total operating expenses	681,678

OPERATING INCOME	215,328

OTHER INCOME AND (DEDUCTIONS):
Allowance for equity funds used during construction	1,396
Loss on sales of assets—net	(2)
Miscellaneous income and (deductions)—net	(1,102)
Income taxes applicable to nonoperating income	1,290

Total other income and (deductions)—net	1,582

INTEREST AND OTHER CHARGES:
Interest on long-term debt	49,170
Other interest	607
Allowance for borrowed funds used during construction	(1,563)
Amortization of redemption premium and expense on debt—net	1,611

Total interest and other charges—net	49,825

NET INCOME	167,085

PREFERRED DIVIDEND REQUIREMENTS	3,213

INCOME APPLICABLE TO COMMON STOCK	$163,872

IPALCO ENTERPRISES, INC. and SUBSIDIARIES
Consolidated Balance Sheet
($ In Thousands)
(Unaudited)

March 31, 2005
ASSETS
UTILITY PLANT:
Utility plant in service	$3,424,936
Less accumulated depreciation	1,380,256

Utility plant in service—net	2,044,680
Construction work in progress	102,141
Property held for future use	1,085

Utility plant—net	2,147,906

OTHER ASSETS:
Nonutility property—at cost, less accumulated depreciation	1,496
Other investments	8,461

Other assets—net	9,957

CURRENT ASSETS:
Cash and cash equivalents	6,121
Short term investments	41,900
Accounts receivable and unbilled revenue (less allowance for doubtful accounts of $2,575)	49,191
Fuel—at average cost	18,864
Materials and supplies—at average cost	51,552
Prepayments and other current assets	6,741

Total current assets	174,369

DEFERRED DEBITS:
Regulatory assets	133,026
Miscellaneous	31,973

Total deferred debits	164,999

TOTAL	$2, 497,231

IPALCO ENTERPRISES, INC. and SUBSIDIARIES
Consolidated Balance Sheet
($ In Thousands)
(Unaudited)

March 31, 2005
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
Common shareholder's deficit:
Premium on 4% cumulative preferred stock	$649
Paid in capital	961
Accumulated deficit	(73,429)
Accumulated other comprehensive loss	(51,418)

Total common shareholder's deficit	(123,237)
Cumulative preferred stock of subsidiary	59,135
Long-term debt (less current maturities and sinking fund requirements)	1,502,062

Total capitalization	1,437,960

CURRENT LIABILITIES:
Accounts payable	35,881
Accrued expenses	18,231
Dividends payable	803
Accrued real estate and personal property taxes	20,031
Accrued income and other taxes	34,874
Accrued interest	38,749
Customer deposits	12,312
Other current liabilities	4,237

Total current liabilities	165,118

DEFERRED CREDITS AND OTHER LONG-TERM LIABILITIES:
Accumulated deferred income taxes—net	352,681
Regulatory liabilities and other removal costs	388,661
Unamortized investment tax credit	24,803
Accrued postretirement benefits	7,215
Accrued pension benefits	108,994
Miscellaneous	11,799

Total deferred credits and other long-term liabilities	894,153

TOTAL	$2,497,231

INDIANAPOLIS POWER & LIGHT COMPANY
Balance Sheet
($ In Thousands)
(Unaudited)

March 31, 2005
ASSETS
UTILITY PLANT:
Utility plant in service	$3,424,936
Less accumulated depreciation	1,380,256

Utility plant in service—net	2,044,680
Construction work in progress	102,141
Property held for future use	1,085

Utility plant—net	2,147,906

OTHER PROPERTY—
At cost, less accumulated depreciation	2,509
CURRENT ASSETS:
Cash and cash equivalents	5,185
Short term investments	40,600
Accounts receivable and unbilled revenue (less allowances for doubtful accounts of $2,561)	49,120
Fuel—at average cost	18,864
Materials and supplies—at average cost	51,552
Prepayments and other current assets	6,741

Total current assets	172,062

DEFERRED DEBITS:
Regulatory assets	133,026
Miscellaneous	25,429

Total deferred debits	158,455

TOTAL	$2,480,932

INDIANAPOLIS POWER & LIGHT COMPANY
Balance Sheet
($ In Thousands)
(Unaudited)

March 31, 2005
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
Common shareholder's equity:
Common stock	$324,537
Premium on 4% cumulative preferred stock	2,642
Paid in capital	961
Retained earnings	351,559
Accumulated other comprehensive loss	(51,415)

Total common shareholder's equity	628,284
Cumulative preferred stock	59,135
Long-term debt	752,062

Total capitalization	1,439,481

CURRENT LIABILITIES:
Accounts payable	35,881
Accrued expenses	17,971
Dividends payable	803
Accrued real estate and personal property taxes	20,028
Accrued income taxes	45,504
Accrued interest	14,632
Customer deposits	12,312
Other current liabilities	1,075

Total current liabilities	148,206

DEFERRED CREDITS AND OTHER LONG-TERM LIABILITIES:
Accumulated deferred income taxes—net	351,773
Regulatory liabilities and other removal costs	388,661
Unamortized investment tax credit	24,803
Accrued postretirement benefits	7,215
Accrued pension benefits	108,994
Miscellaneous	11,799

Total deferred credits and other long-term liabilities	893,245

TOTAL	$2,480,932

Item (2) per Exemption Order (Income Statement Amounts are 12 months ended):

IPL Contributions To
AES/IPALCO Consolidated Holding Company
(Pro Rata Consolidation Basis(1))
($MM)

	12 Mos. ended 3/31/04	12 Mos. ended 3/31/05
Gross Revenues(2)	10.06%	12.67%
IPL	827	897
IPALCO (excluding IPL)	0	0
AES	7,396	6,184
AES/IPALCO	8,223	7,081
Operating Income	12.46%	15.65%
IPL	279	311
IPALCO (excluding IPL)	0	0
AES	1,961	1,676
AES/IPALCO	2,240	1,987
Net Income (Loss)	(31.70%)	34.82%
IPL	142	164
IPALCO (excluding IPL)	(40)	(40)
AES	(550)	347
AES/IPALCO	(448)	471
Net Assets	8.40%	8.42%
IPL	2,497	2,481
IPALCO (excluding IPL)	16	16
AES	27,221	27,166
AES/IPALCO	29,734	29,663

(1)
In accordance with the analysis used in the order requiring filing of this certificate, the AES line items in this table are calculated on a proportional consolidation basis whereby AES' subsidiaries are included by multiplying each applicable line item from the statement of operations or balance sheet, as applicable, of each AES subsidiary times AES' percentage ownership interest in such subsidiary.

(2)
Gross business revenues (utility and non-utility) of IPALCO combined as a percentage of total gross business revenues (including IPALCO/IPL, utility and non-utility) of AES.

Item (3) per Exemption Order—Generation Information:

        AES Generating Plants in Operation at March 31, 2005 (excluding IPALCO):

Unit	Country	Capacity (rounded) (MW)	AES Interest (rounded) (%)	AES Equity (rounded) (MW)	Regulatory Status
Deepwater	USA	160	100	160	QF
Beaver Valley	USA	125	100	125	QF
Placerita	USA	120	100	120	QF
Thames	USA	181	100	181	QF
Shady Point	USA	320	100	320	QF
Hawaii	USA	203	100	203	QF
Warrior Run	USA	180	100	180	QF
Somerset	USA	675	100	675	EWG
Cayuga	USA	306	100	306	EWG
Greenidge	USA	161	100	161	EWG
Westover	USA	126	100	126	EWG
Alamitos	USA	1,986	100	1,986	EWG
Redondo Beach	USA	1,334	100	1,334	EWG
Huntington Beach	USA	904	100	904	EWG
Hemphill	USA	14	67	9	QF
Mendota	USA	25	100	25	QF
Delano	USA	50	100	50	QF
Puerto Rico	USA	454	100	454	FUCO
Ironwood	USA	705	100	705	EWG
Red Oak	USA	832	100	832	EWG
Altech III	USA	35	78	27	QF
San Jacinto	USA	18	29	5	QF
Altamont (7 projects)	USA	25	100	25	QF
Condon	USA	50	39	20	EWG
DOMESTIC SUBTOTAL:		8,989		8,933
Unit	Country	Capacity (MW)	AES Interest (%)	AES Equity (MW)	Regulatory Status
Kingston	Canada	110	50	55	EWG
San Nicolas	Argentina	650	96	624	EWG
Cabra Coral	Argentina	102	98	100	FUCO
El Tunal	Argentina	10	98	10	FUCO
Sarmiento	Argentina	33	98	32	FUCO
Ullum	Argentina	45	98	44	FUCO
Quebrada de Ullum	Argentina	45	Mgmt	0	FUCO

Alicura	Argentina	1,040	96	998	FUCO
Bayano	Panama	260	49	127	FUCO
Panama	Panama	43	49	21	FUCO
Chiriqui—Esti	Panama	120	49	59	FUCO
Chiriqui—La Estrella	Panama	42	49	21	FUCO
Chiriqui—Los Valles	Panama	48	49	24	FUCO
Los Mina	Dom. Rep.	210	100	210	EWG
Cili	China	26	51	13	FUCO
Wuhu	China	250	25	63	FUCO
Chengdu Lotus City	China	48	35	17	FUCO
Jiaozuo	China	250	70	175	FUCO
Hefei	China	115	70	81	FUCO
Aixi	China	51	71	36	FUCO
Yangcheng	China	2,100	25	525	FUCO
Ekibastuz	Kazakhstan	4,000	100	4,000	FUCO
Ust-Kamenogorsk	Kazakhstan	331	100	331	FUCO
Shulbinsk	Kazakhstan	702	100	702	FUCO
Ust-Kamenogorsk CHP	Kazakhstan	1,356	100	1,356	FUCO
Sogrinsk CHP	Kazakhstan	301	100	301	FUCO
Kamenogorsk Heat Nets	Kazakhstan	260	Mgmt	0	FUCO
OPGC	India	420	49	206	FUCO
Lal Pir	Pakistan	365	55	201	FUCO
Pak Gen	Pakistan	365	55	201	FUCO
Borsod	Hungary	96	100	96	FUCO
Tisza II	Hungary	860	100	860	FUCO
Tiszapalkonya	Hungary	125	100	125	FUCO
Elsta	Netherlands	630	50	315	FUCO
Indian Queens	U.K.	140	100	140	EWG
Kilroot	U.K.	520	97	504	FUCO
Uruguaiana	Brazil	639	46	294	FUCO
Tietê (10 plants)	Brazil	2,650	24	636	FUCO
EDC (5 plants)	Venezuela	2,616	86	2,250	FUCO
Merida III	Mexico	495	55	272	FUCO
Ottana	Italy	140	100	140	FUCO
Chivor	Colombia	1,000	99	990	FUCO
Gener-Electrica de Santiago (2 plants)	Chile	479	89	426	FUCO
Gener-Energia Verde (3 plants)	Chile	42	99	42	FUCO
Gener-Guacolda	Chile	304	49	149	FUCO
Gener-Norgener	Chile	277	99	274	FUCO
Itabo (5 plants)	Dom. Rep.	586	25	147	FUCO
Bohemia	Czech Rep.	140	100	140	FUCO
SONEL (12 plants)	Cameroon	935	56	524	FUCO
Central Dique	Argentina	68	51	35	FUCO
Termoandes	Argentina	643	99	637	FUCO
Paraná—GT	Argentina	845	100	845	FUCO
Ebute	Nigeria	306	95	291	FUCO
Centrogener (7 plants)	Chile	682	99	675	FUCO
Barka	Oman	427	35	149	FUCO
Ras Laffan	Qatar	756	55	416	FUCO
Kelanitissa	Sri Lanka	168	90	151	FUCO
Andres	Dom. Rep.	304	100	304	FUCO

FOREIGN SUBTOTAL:	30,571	22,360
TOTAL—March 31, 2005	39,560	31,293
Foreign Generation as a Percentage of Total:	77%	71%

        IPALCO Generating Plants at March 31, 2005:

Unit	Country	Capacity (MW)	AES Interest (%)	AES Equity (MW)	Regulatory Status
Petersburg	USA	1,730	100	1,730	IURC
H. T. Pritchard (Eagle Valley)	USA	341	100	341	IURC
E. W. Stout	USA	1,102	100	1,102	IURC
Georgetown	USA	79	100	79	IURC
TOTAL—March 31, 2005		3,252		3,252

        Revenues from electric generation capacity—12 months ended March 31, 2005 (millions of dollars):

IPALCO	628	13%
AES (excluding IPALCO)	4,128	87%

Total	4,756	100%

        IPALCO's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. AES generation revenues are derived from the total generation revenues earned by AES subsidiaries times the percentage ownership interest of AES in those subsidiaries.

        There has been no change in the amount of generation capacity owned by IPALCO and a 1,391-MW decrease in the amount of generation capacity owned by AES (excluding IPALCO) from 32,684 MW to 31,293 MW since September 30, 2004. There has been no percentage change in the total revenues earned from the capacity owned by AES and IPALCO in the 12-month period ended March 31, 2005 compared with the 12-month period ended September 30, 2004. The percentage of the total revenues derived from the generation capacity owned by IPALCO has remained 13%.

        The countries in which AES' net generating capacity increased during the fourth quarter of 2004 and the first quarter of 2005 are as follows: Cameroon, Colombia and The Dominican Republic.

Item (4) per Exemption Order—Electric Transmission and Distribution and Gas Distribution:

        Electric transmission and distribution and gas distribution assets owned as of March 31, 2005 (millions of dollars):

IPALCO	1,431
Total AES (excluding IPALCO)	4,553

Total	5,984

        Electric transmission and distribution and gas distribution revenues for 12 months ending March 31, 2005 (millions of dollars):

IPALCO	269
Total AES (excluding IPALCO)	2,056

Total	2,325

        IPALCO's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. AES transmission and distribution revenues are derived from the total revenues earned by AES transmission and distribution subsidiaries by multiplying these revenues by the percentage ownership interest of AES in those subsidiaries.

        The total transmission and distribution assets owned by AES and IPALCO have increased since September 30, 2004. IPALCO's transmission and distribution assets have increased and the revenues derived from such assets have increased since September 30, 2004. AES' transmission and distribution assets have increased and the revenues derived from such assets have decreased since September 30, 2004. IPALCO's percentage of the total transmission and distribution assets has remained 24% and IPALCO's percentage of the total revenues from such assets has increased from 9% to 12% for the 12-month period ending March 31, 2005 compared to the 12-month period ending March 31, 2004.

Item (5) per Exemption Order:

        IPL has not sold or transferred any electric and/or gas utility assets to any affiliate company of the AES consolidated holding company system during the fourth quarter of 2004 and the first quarter of 2005.

Item (6) per Exemption Order:

        During the fourth quarter of 2004 and the first quarter of 2005, no application has been made to or order has been received from the Indiana Utility Regulatory Commission ("IURC") that involves AES' ownership of or oversight over the operations of IPL or IPALCO.

Item (7) per Exemption Order:

        As previously reported, on January 31, 2003, AES announced completion of the sale of CILCORP, including CILCO, to Ameren Corporation after receiving all necessary regulatory approvals.

SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, AES has duly caused this certificate to be signed on its behalf on this 31st day of May, 2005, by the undersigned thereunto duly authorized.

The AES Corporation
By:	/s/ VINCENT W. MATHIS Vincent W. Mathis Assistant General Counsel

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The AES Corporation SEC Filing Pursuant to Section 3(a)(5) Exemption Order Period Ended March 31, 2005
  Item (1) per Exemption Order (statements attached)
CONSOLIDATED STATEMENT OF OPERATIONS (INCLUDES IPALCO) FOR THE TWELVE MONTHS ENDED MARCH 31, 2005 PRO RATA BASIS(1) (Unaudited)
CONSOLIDATED BALANCE SHEET (INCLUDES IPALCO) MARCH 31, 2005 ($ in millions, unaudited)
CONSOLIDATED BALANCE SHEET (INCLUDES IPALCO) MARCH 31, 2005 ($ in millions, unaudited)
IPALCO ENTERPRISES, INC. and SUBSIDIARIES Consolidated Statement of Income ($ In Thousands) (Unaudited)
INDIANAPOLIS POWER & LIGHT COMPANY Statement of Income ($ In Thousands) (Unaudited)
IPALCO ENTERPRISES, INC. and SUBSIDIARIES Consolidated Balance Sheet ($ In Thousands) (Unaudited)
IPALCO ENTERPRISES, INC. and SUBSIDIARIES Consolidated Balance Sheet ($ In Thousands) (Unaudited)
INDIANAPOLIS POWER & LIGHT COMPANY Balance Sheet ($ In Thousands) (Unaudited)
INDIANAPOLIS POWER & LIGHT COMPANY Balance Sheet ($ In Thousands) (Unaudited)
  Item (2) per Exemption Order (Income Statement Amounts are 12 months ended)
IPL Contributions To AES/IPALCO Consolidated Holding Company (Pro Rata Consolidation Basis(1)) ($MM)
  Item (3) per Exemption Order—Generation Information
  Item (4) per Exemption Order—Electric Transmission and Distribution and Gas Distribution
  Item (5) per Exemption Order
  Item (6) per Exemption Order
  Item (7) per Exemption Order
SIGNATURE